CHINA CLEAN ENERGY INC.

List of Subsidiaries

Name	Jurisdiction
China Clean Energy Resources, Ltd.	British Virgin Islands

Fujian Zhongde Technology Co., Ltd.	People’s Republic of China
Fujian Zhongde Energy Co., Ltd.	People’s Republic of China